333 S. Wabash Ave. Chicago IL 60604 April 13, 2010 Via Edgar Filing & Facsimile	Jacquelyne Belcastro Senior Vice President & Deputy General Counsel Law Department Telephone 312-822-4699 Facsimile 312-260-1691 Internet jacquelyne.belcastro@cna.com
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	CNA Financial Corporation
CNA Financial Capital I
CNA Financial Capital II
CNA Financial Capital III
Registration Statement on Form S-3 (File No. 333-158901)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CNA Financial Corporation (the “Company”), on its own behalf and on behalf of CNA Financial Capital I, CNA Financial Capital II and CNA Financial Capital III (together with the Company, the “Registrants”), hereby requests the withdrawal of their Registration Statement on Form S-3 (File No. 333-158901) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2009, as amended by Amendment No. 1 to Form S-3 filed on March 4, 2010, together with all exhibits thereto (the “Registration Statement”). The Company now meets the requirements of Rule 405 under the Securities Act to be considered a “well-known seasoned issuer” and, as a result, the Company intends to file a new automatic shelf registration statement pursuant to Rule 462(e) under the Securities Act on behalf of the Registrants. The Registration Statement was never declared effective and no securities have been sold pursuant thereto.
     In accordance with Rule 457(p) under the Securities Act, the Registrants request that all fees paid on behalf of the Registrants to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account for future use by the Registrants. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrants receive notice from the Commission that this application will not be granted.
     Thank you for your consideration and if you have any questions on this matter, please contact me at (312) 822-4699.

Sincerely, CNA FINANCIAL CORPORATION, on its own behalf and as Depositor for CNA FINANCIAL CAPITAL I, CNA FINANCIAL CAPITAL II and CNA FINANCIAL CAPITAL III
By:	/s/ Jacquelyne M. Belcastro
Jacquelyne M. Belcastro
Senior Vice President and Deputy General Counsel